UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MAD CATZ INTERACTIVE, INC.

(Exact Name of Registrant as Specified in Charter)

Canada	001-14944	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7480 Mission Valley Road, Suite 101

San Diego, California 92108

(Address of Principal Executive Offices)

Joshua E. Little - (435) 674-0400

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

(a)	Mad Catz Interactive, Inc. (“Mad Catz”) has determined that tantalum, tin, tungsten and gold (collectively “Conflict Minerals”) are necessary to the functionality or production of its products. In calendar year 2013, Mad Catz contracted for the manufacture of products containing Conflict Minerals, but did not directly manufacture products containing Conflict Minerals.

(b)	Mad Catz conducted a reasonable country of origin inquiry in 2013 regarding the Conflict Minerals utilized in its products. That reasonable country of origin inquiry was designed to determine whether the Conflict Minerals present in Mad Catz’ products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) or arose from recycled or scrap sources. That reasonable country of origin inquiry revealed that Mad Catz’ Conflict Minerals did not likely arise from scrap or recycled sources, but may have originated in the Covered Countries.

(c)	Mad Catz exercised due diligence regarding the source and chain of custody of its Conflict Minerals through utilization of a nationally recognized due diligence framework, as more particularly described in Mad Catz’ Conflict Minerals Report, filed as Exhibit 1.02 hereto, and which is publicly available at http://www.madcatz.com, on the “Investor Relations” page.

Item 1.02.	Exhibit

  Exhibit 1.02 – A copy of the Company’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Section 2 – Exhibits

Item 2.01.	Exhibits

  The following exhibit is filed as part of this report:

  Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	MAD CATZ INTERACTIVE, INC.

	By:	/s/ KAREN MCGINNIS
Name: Karen McGinnis
Its: Chief Financial Officer